Exhibit 12.1

THE HILLMAN COMPANIES, INC.

Computation of Ratio of Income to Fixed Charges

Year Ended December 31, 2013

(Dollars in thousands)

Income before Income Taxes	$(3,929)

Add fixed charges:
Interest expense	60,748
Interest portion of rent expense	3,929

Adjusted income	$60,748

Fixed charges:
Interest expense	60,748
Interest portion of rent expense	3,929

Fixed Charges	$64,677

Ratio of earnings to Fixed Charges (1)	0.94

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.